Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)
Earnings:
Income before cumulative effect of change in accounting principle (a)	$95,012	$95,062	$83,132	$119,674	$146,868
Less:
Equity earnings — Discovery Producer Services	2,026	3,447	4,495	8,331	12,033

Income before cumulative effect of change in accounting principle and equity earnings	92,986	91,615	78,637	111,343	134,835
Add:
Fixed charges:
Interest accrued	3,414	4,176	12,476	8,238	9,833
Rental expense representative of interest factor	4,872	3,816	3,552	4,536	4,656

Total fixed charges	8,286	7,992	16,028	12,774	14,489
Distributed income of equity-method investees	—	—	—	1,280	16,400

Total earnings as adjusted	$101,272	$99,607	$94,665	$125,397	$165,724

Fixed charges	8,286	7,992	16,028	12,774	14,489

Ratio of earnings to fixed charges	12.22	12.46	5.91	9.82	11.44

(a)	Income before cumulative effect of change in accounting principle for the periods presented have been restated to reflect the to reflect the combined historical results of Four Corners.